August 27, 2020

VIA EDGAR

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-9303

Re:	Wildermuth Endowment Fund Securities Act File No. 333-191152 Investment Company Act File No. 811-22888

Dear Sir or Madam:

On behalf of the Wildermuth Endowment Fund (the “Registrant”), and Wildermuth Securities, LLC, co-principal underwriter for the Registrant, this is to request acceleration pursuant to Rule 461 under the Securities Act of 1933, as amended, of the effective date of post-effective amendment no. 10 to the registration statement on Form N-2 of the Registrant, which was filed via EDGAR earlier today. Registrant is a registered closed-end investment company operating as an “interval fund” pursuant to Rule 23c-3 adopted under the Investment Company Act of 1940, as amended.

Acceleration is being requested so that the Registrant’s post-effective amendment is made effective as of tomorrow, Friday, August 28, 2020.

Please contact the undersigned if you have any questions.

Very truly yours,

WILDERMUTH ENDOWMENT FUND

By: Candice Lightfoot
Title: Vice President

WILDERMUTH SECURITIES, LLC

By: Carol Wildermuth
Title: President